Filed by Meridian Interstate Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Meridian Interstate Bancorp, Inc.
File No. 001-33898

MERIDIAN INTERSTATE BANCORP, INC.
ANNOUNCES ADOPTION OF PLAN OF CONVERSION
FOR SECOND-STEP STOCK OFFERING

East Boston, Massachusetts, March 5, 2014 — Meridian Interstate Bancorp, Inc. (the “Company”) (EBSB), the holding company for East Boston Savings Bank (the “Bank”), announced today that its Board of Directors, together with the Board of Trustees of Meridian Financial Services, Incorporated (the “MHC”) and the Board of Directors of the Bank, have adopted a Plan of Conversion pursuant to which the Company will reorganize into a new stock holding company and will conduct a second-step stock offering of new shares of common stock.

As part of the conversion, the Bank will become a wholly owned subsidiary of a new holding company, which will be named Meridian Bancorp, Inc.  Shares of common stock of the Company held by persons other than the MHC will be converted into shares of common stock of the new holding company pursuant to an exchange ratio designed to preserve the approximate percentage ownership interests of such persons.  The shares of the Company held by the MHC will be canceled and shares of Meridian Bancorp, Inc. representing the MHC’s ownership interest, will be sold through the second-step stock offering. In the stock offering, depositors of the Bank with qualifying deposits as of February 28, 2013 will have first priority to purchase the new shares of common stock.

The conversion and offering will have no impact on depositors, borrowers or other customers of the Bank. The transactions contemplated by the Plan of Conversion are subject to approval by the Company’s stockholders (including approval by a majority of the shares held by persons other than the MHC), the corporators of the MHC, the Board of Governors of the Federal Reserve System and the Massachusetts Commissioner of Banks.

A prospectus or proxy statement/prospectus, as applicable, and other materials containing detailed information relating to the Plan of Conversion, details of the offering, and business and financial information about the Company will be sent to stockholders of the Company and depositors of the Bank following regulatory approval.

This release is neither an offer to sell nor a solicitation of an offer to buy common stock.  The offer is made only by the prospectus when accompanied by a stock order form.  The shares of common stock of the new holding company are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation, any other government agency or the Depositors Insurance Fund.

Forward-Looking Statements
Certain statements contained herein are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward looking statements may be identified by reference to a future period or periods, or by the use of forward looking terminology, such as “may,” “will,” “believe,” “expect,” “estimate,” “anticipate,” “continue,” or similar terms or variations on those terms, or the negative of those terms. Forward looking statements are subject to numerous risks and uncertainties,  including, but not limited to: the failure to obtain the approval of the Board of Governors of the Federal Reserve or the Massachusetts Commissioner of Banks for the proposed conversion and related stock offering, delays in obtaining such approvals, or adverse conditions imposed in connection with such approvals; those related to the real estate and economic environment, particularly in the market areas in which the Company operates; fiscal and monetary policies of the U.S. Government; changes in government regulations affecting financial institutions, including regulatory compliance costs and capital requirements; changes in prevailing interest rates; credit risk management; asset-liability management; and other risks described in the Company’s  filings with the Securities and Exchange Commission.

The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The Company does not undertake and specifically declines any obligation to publicly release the results of any revisions, which may be made to any forward looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

About Meridian Interstate Bancorp, Inc.

Meridian Interstate Bancorp, Inc. is the holding company for East Boston Savings Bank. East Boston Savings Bank, a Massachusetts-chartered stock savings bank founded in 1848, operates 27 full service locations in the greater Boston metropolitan area including nine full-service locations in its Mt. Washington Bank Division. We offer a variety of deposit and loan products to individuals and businesses located in our primary market, which consists of Essex, Middlesex and Suffolk Counties, Massachusetts. For additional information, visit www.ebsb.com.

Contact:
Richard J. Gavegnano, Chairman and Chief Executive Officer
(978) 977-2211